UR-ENERGY INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2012

February 27, 2013

i

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of Ur-Energy Inc. (“Ur-Energy” or the “Corporation”) is as of February 27, 2013.

Financial Information

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Currency

All references in this AIF to “dollars” or “$” are to Canadian dollars, unless otherwise indicated.

Forward-Looking Information

This AIF contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Corporation’s timeframe for events leading to and culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); (ii) the timing and outcome of the challenge to the Bureau of Land Management Record of Decision, including petitioner’s motion for preliminary injunction; (iii) ability and timing of the Corporation to secure project financing including the state bond process; (iv) the technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the Lost Creek Property); (v) the ability to complete the acquisition of Pathfinder Mines Corporation pursuant to the definitive agreement, and the timing for closing of the transaction; (vi) the ability to complete additional favorable uranium sales agreements and ability to reduce exposure to volatile market; (vii) the production rates and timeline of the Lost Creek Project; (viii) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); (ix) the further exploration, development and permitting of exploration projects including Lost Soldier, the Nebraska properties, Screech Lake and, following a closing, at Pathfinder Mines projects; and (x) the long term effects on the uranium market of events in Japan in 2011 including supply and demand projections.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; the Corporation’s status as an exploration stage company; the Corporation’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in pending and potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Corporation’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Corporation does business; changes in the Corporation’s size and structure; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; uncertainties regarding the Corporation’s need for additional capital; uncertainty regarding the fluctuations of the Corporation’s quarterly results; uncertainties relating to the Corporation’s status as a foreign private issuer/non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Corporation’s listing on the NYSE MKT LLC (“NYSE MKT”) and Toronto Stock Exchange (“TSX”); risks associated with the Corporation’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s investments and other risks and uncertainties described under the heading “Risk Factors” of this Annual Information Form.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on November 23, 2003, as amended. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Corporation’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources,” may be disclosed and discussed). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable. U.S. investors are urged to consider closely the disclosure in our disclosure documents which may be secured from us, or online at http://www.sec.gov/edgar.shtml or www.sedar.com.

NI 43-101 Review of Technical Information: John Cooper, Ur-Energy Project Geologist, P.Geo. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, and Catherine Bull, Ur-Energy Project Engineer, Wyoming P.E. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, reviewed and approved the technical information contained in this Annual Information Form.

Metric/Imperial Conversion Table

The imperial equivalents of the metric units of measurement used in this AIF are as follows:

Imperial Measure	Metric Unit	Metric Unit	Imperial Measure
0.03215 troy ounces	1 gram	31.1035 grams	1 troy ounce
2.4711 acres	1 hectare	0.4047 hectares	1 acre
2.2046 pounds	1 kilogram	0.4536 kilograms	1 pound
0.6214 miles	1 kilometer	1.6093 kilometers	1 mile
3.2808 feet	1 meter	0.3048 meters	1 foot
1.1023 short tons	1 tonne	0.9072 tonnes	1 short ton

Currency Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of equivalent Canadian dollars for one U.S. dollar:

	Year Ended December 31
Canadian dollar	2008	2009	2010	2011	2012
End of period	$1.22280	$1.04940	$1.00020	$1.01990	$0.99690
Average for the period	$1.06669	$1.14235	$1.03075	$0.98930	$1.00019

	September	October	November	December	January	February
Canadian dollar	2012	2012	2012	2012	2013	1 – 22, 2013
High for the month	$0.9901	$1.0006	$1.0025	$0.9969	$1.0082	$1.0184
Low for the month	$0.9677	$0.9767	$0.9922	$0.9843	$0.9837	$0.9965

Exchange rates are the historical interbank foreign exchange rates for the appropriate period as quoted by OANDA Corporation (“OANDA”) on its website www.oanda.com The rate quoted by OANDA for the conversion of United States dollars into Canadian dollars on February 27, 2013 is CDN$ 1.0261 = US$1.00.

Uranium Prices

Unlike other commodities, uranium does not trade on an open market. Contracts are negotiated privately by buyers and sellers. Uranium prices are published by two of the leading industry-recognized independent market consultants, The Ux Consulting Company, LLC and TradeTech, LLC, who publish on their respective websites. The following information reflects an average of the per pound prices published by these two consulting groups for the timeframe indicated:

December 31 of [year]	2007	2008	2009	2010	2011	2012
Spot price (US$)	$89.50	$52.50	$44.50	$62.25	$51.88	$43.38
LT price (US$)	$95	$70	$61	$66	$62.00	$56.50

End of [month]	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13 (wk of 2.18.13)
Spot price (US$)	$48.25	$46.50	$41.80	$42.25	$43.38	$43.88	$42.50
LT price (US$)	$60.50	$60.50	$59.50	$59.50	$56.50	$56.50	[same as 01.31.13]

THE CORPORATION

Name, Address and Incorporation

Ur-Energy is a corporation continued under the Canada Business Corporations Act on August 8, 2006. The registered office of the Corporation is located at 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5. The Corporation’s United States corporate headquarters is located at 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127. The Corporation maintains a corporate and operations office at 5880 Enterprise Drive, Suite 200, Casper, Wyoming 82609. The Common Shares are listed on the TSX under the symbol “URE” and on the NYSE MKT under the symbol “URG.”

Intercorporate Relationships

The Corporation has one wholly-owned subsidiary: Ur-Energy USA Inc. (“Ur-Energy USA”), a company incorporated under the laws of the State of Colorado.

Ur-Energy USA has two wholly-owned subsidiaries: NFU Wyoming, LLC (“NFU Wyoming”), a limited liability company formed under the laws of the State of Wyoming to facilitate the Corporation’s acquisition of certain property and assets and, currently, to act as the land holding and exploration entity for the Corporation; and, Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming to hold and operate the Corporation’s Lost Creek Project property and assets, and now the LC East Project property and assets.

Ur-Energy USA has two jointly held subsidiaries with NFU Wyoming: NFUR Bootheel, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s participation in an exploration, mining and development agreement with Crosshair Energy Corporation; and NFUR Hauber, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s participation in a venture project at its Hauber project, in which NCA Nuclear, Inc., a subsidiary of Bayswater Uranium Corp. was, until July 2012, the earn-in member and manager.

NFUR Hauber has one wholly-owned subsidiary: Hauber Project LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Hauber project and facilitate a venture with NCA Nuclear, Inc., a subsidiary of Bayswater Uranium Corp. for exploration of the Hauber project. Following the resignation of NCA Nuclear, Inc., in July 2012, NFUR Hauber, LLC is the sole member and manager of Hauber Project LLC.

NFUR Bootheel has one subsidiary:  The Bootheel Project, LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s interest in the Bootheel Project, a venture formed with Crosshair Energy Corporation, in which Ur-Energy, at December 31, 2012, owns a 19% interest.

ISL Resources Corporation, CBM-Energy Inc. and ISL Wyoming, Inc., each of which was a direct or indirect subsidiary of the Corporation and held no assets or liabilities, were dissolved during 2012.

Currently, and at the end of 2012, the principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out here:

Ur-Energy Inc. (Canada)
Ur-Energy USA Inc. (Colorado)
Lost Creek ISR, LLC (Wyoming)
NFU Wyoming, LLC (Wyoming)
NFUR Bootheel, LLC (Colorado)
NFUR Hauber, LLC (Colorado)
19.1% Investment in The Bootheel Project, LLC (Colorado)
Hauber Project LLC (Colorado)

GENERAL DEVELOPMENT OF THE BUSINESS

Incorporated on March 22, 2004, Ur-Energy is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The registered office of the Corporation is in Ottawa, Ontario and the corporate headquarters is located in Littleton, Colorado. Ur-Energy also maintains an operations office in Casper, Wyoming. At December 31, 2012, the Corporation’s U.S. subsidiary, Ur-Energy USA, employed 51 people in its Littleton, Colorado (16) and Casper, Wyoming (35) offices. None of the other subsidiaries had any employees in 2012.

The Corporation’s current land portfolio includes 13 projects in the United States and three exploration projects in Canada. Ten of the U.S. projects are in the Great Divide Basin, Wyoming, of which the Corporation’s flagship project, Lost Creek, is advancing through construction toward an initial production date forecast to be second half 2013. Five of the projects at the Lost Creek Property contain National Instrument 43-101 (“NI 43-101”) compliant mineral resources: Lost Creek, LC East, LC West, LC South and LC North. Ur-Energy’s Lost Soldier project, also located in Wyoming, also contains an NI 43-101 compliant mineral resource.

The Corporation’s Wyoming properties together total more than 63,000 acres (25,495 hectares) and leased lands for exploration prospects in Nebraska represent an additional approximately 35,000 acres (14,164 hectares). The Corporation has two properties in the Northwest Territories, Canada and one property in Nunavut, Canada. Collectively, the Corporation’s landholdings total approximately 98,000 acres (39,659 hectares) in the U.S. and approximately 140,000 acres (56,656 hectares) in Canada.

Lost Creek Property – Great Divide Basin, Wyoming

The Corporation currently controls a total of more than 2,100 unpatented mining claims and four State of Wyoming mineral leases for a total of approximately 42,000 acres (16,997 hectares) in the area of its Lost Creek Property, including the Lost Creek permit area (the “Lost Creek Project” or “Project”) and certain adjoining properties comprising LC East, LC West, LC North, LC South and EN project areas (collectively, with the Lost Creek Project, the “Lost Creek Property”). This land status description represents a net increase in land holdings at the Lost Creek Property of approximately 8,000 acres (3,237 hectares) during 2012, including the location of more than 250 additional unpatented mining claims, and the acquisition of approximately 5,250 acres (2,125 hectares) from the asset exchange agreement announced in February 2012 in which the Corporation exchanged an historic mineral database for the property interests and data related to the property. The projects are described in detail in the Corporation’s April 30, 2012 Preliminary Economic Assessment described below.

The original Lost Creek project area was acquired by the Corporation in 2005, and is located in the Great Divide Basin, Wyoming. The main mineral trend of the Lost Creek uranium deposit (the “MMT”) is located within the Lost Creek Project. The permit area of the Lost Creek Project covers 4,254 acres (1,722 hectares), comprising 201 lode mining claims and one State of Wyoming mineral lease section. A royalty on future production of 1.67% is in place with respect to 20 claims of the Lost Creek Project; a royalty also exists on the State of Wyoming mineral lease as provided by law. Since 2005, the Corporation has advanced the exploration, permitting and development of the Lost Creek Project. In October 2012, construction commenced following receipt of the final regulatory authorization required by the project. First production is currently anticipated second half 2013. The progression of exploration and development of Lost Creek Project is further discussed below under the heading “Business of Ur-Energy – Lost Creek Property.”

Beginning in 2007, the Corporation completed all necessary applications and related processes to obtain the required permitting and licensure for the Project, of which the three most significant are: a Source and Byproduct Materials License from the U.S. Nuclear Regulatory Commission (“NRC”) (received August 2011); a Plan of Operations with the United States Bureau of Land Management (“BLM”) (Record of Decision received October 2012); and a Permit and License to Mine from the Wyoming Department of Environmental Quality (“WDEQ”) (October 2011). Additional authorizations from federal, state and local agencies were also received. These regulatory achievements are further discussed below under the heading “Business of Ur-Energy – Lost Creek Property.”

Through two new NI 43-101 technical reports on the Lost Creek Property during 2012, the Corporation confirmed the possible economics of the Lost Creek Property, while updating to an increased mineral resource estimate. First, the “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” prepared by Ur-Energy and dated February 29, 2012 (the “February 2012 PEA”) reported increased mineral resources and verified the earlier (TREC Inc. 2011) economic analysis in support of the possible economics of the property and continued development to mine production. The February 2012 PEA supports the earlier recommendations to continue development to mine production based upon the earlier reported mineral resources at the “main mineral trend” (“MMT”) of the Lost Creek Project, without further consideration of the additional resource estimate reported. The earlier reported mineral resources, validated by Mr. Cooper, include 5.22 million pounds eU3O8 of Measured and Indicated Mineral Resources contained in 4.73 million tons, at an average grade of 0.055% eU3O8; and 0.78 million pounds eU3O8 of Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051% eU3O8. The economic analysis is based upon an assumed 80% recovery of the reported total mineral resources in the MMT. See also “Business of Ur-Energy – Lost Creek Property.”

The purpose of the February 2012 PEA was to report new mineral resources following the 2011 drill program and to confirm the possible economics of Lost Creek Project using the scientific and technical information then available.

Subsequently, following the acquisition of the LC East and LC West Projects in February 2012, the Corporation prepared another Preliminary Economic Assessment to provide an updated mineral resource estimate for the Lost Creek Property prompted by the February 2012 acquisition. The April 30, 2012 report, prepared by Ur-Energy, titled Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, (the “April 2012 PEA”) also updated the economic analysis for the property, and demonstrates the possible economics of the mineral resources at the Property. The economic analysis focuses on the resources within the Lost Creek and LC East Projects (the “MMT” and the newly recognized “EMT” at LC East) due to the preponderance of data available there. The full technical report is filed on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml. See also the extract of the April 2012 PEA set forth below under the heading “Business of Ur-Energy – Lost Creek Property.”

The April 2012 PEA reported an updated mineral resource estimate for the Lost Creek Property:

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
		MEASURED + INDICATED =			7,815.5	8,348.2

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.

4.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.

5.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

A majority of the resources for the LC East Project reported in the April 2012 PEA are located in close proximity to the Lost Creek plant site and are contained within the HJ and KM Horizons. Additionally, resources were also identified in the FG, L and M Horizons. Numerous identified roll fronts with ore grade mineralization have relatively low drilling densities associated with them and merit additional exploration. Also, most of the historic drilling in this region targeted shallow uranium mineral trends with the intention to conduct open pit mining. The deeper L, M and N Horizons at Lost Creek Project and LC East have sparse drilling and are presently inadequately tested for their potential as in situ recovery (ISR) candidates. The Lost Creek Property resources are classic roll-front type deposits in which the uranium is introduced via groundwater flow and precipitated at chemical oxidation/reduction (redox) boundaries after the host rock deposition.

Based upon the updated mineral resource and economic analyses (of the MMT and EMT only), the Lost Creek Property is estimated to generate net earnings over the life of the mine, before income tax, of US$283.0 million. Payback is estimated during the third quarter of the third year of operations (two years from start of construction). It is estimated that Lost Creek has an IRR of 87% and a NPV of US$181.0 million applying an eight percent discount rate. The estimated cost of uranium produced is US$36.52 per pound including all costs, with an estimated operation cost of US$16.12 per pound.

The April 2012 PEA includes recommendations for the Lost Creek Property in three general categories: production, delineation and exploration. In addition to advancing Lost Creek to production following completion of the permitting process, it is then recommended that revenues generated from production should be used to fund additional delineation and exploration drilling including further delineation of the resources within the MMT and EMT to bring them into the Measured and Indicated Categories (greater detail provided in the April 2012 PEA).

Other U.S. Projects:

Lost Soldier Project – Great Divide Basin, Wyoming

Also acquired in 2005, the Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek Project. Lost Soldier has over 3,700 historic drill holes defining 14 mineralized sandstone units. NI 43-101 compliant resources for Lost Soldier (Technical Report – Lost Soldier July 2006, by C. Stewart Wallis) are 5.0 million pounds of U3O8 at 0.064% as a Measured Mineral Resource, 7.2 million pounds of U3O8 at 0.065% as an Indicated Mineral Resource and 1.8 million pounds of U3O8 at 0.055% as an Inferred Mineral Resource. The NI 43-101 report is filed on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml. The Corporation maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres. A royalty of one percent, arising from a data purchase, is in place with respect to future production on certain claims within the project. While no longer deemed to be a material property by the Corporation, Ur-Energy continues to anticipate that further technical work and regulatory applications for Lost Soldier will be completed as corporate priorities are determined for the exploration and development of the Lost Creek Property, and funding may be allocated to the Lost Soldier project.

Wyoming Ventures: The Bootheel Project, LLC and Hauber Project LLC

The Corporation has ventured two of its Wyoming properties: the Bootheel and Hauber projects.

Hauber Project - Black Hills Uplift, Wyoming

The Corporation’s wholly-owned Hauber Project maintains properties within the Black Hills Uplift in Crook County, Wyoming, comprising 205 unpatented lode mining claims and one State of Wyoming uranium lease totaling approximately 4,570 mineral acres (1,849 hectares). During 2012, the venture agreement completed in 2009 with NCA Nuclear Inc., a subsidiary of Bayswater Uranium Corp. (TSX.V:BYU)(“Bayswater”), was effectively terminated when Bayswater resigned as the earn-in member and manager. Since the resignation, the Corporation is responsible for all obligations at the project. The Corporation conducted no work at Hauber project during 2012 and no field work is planned in 2013.

The Bootheel Project – Shirley Basin, Wyoming

Crosshair Energy Corporation (TSX:CXX; NYSE MKT:CXZ) (formerly Crosshair Exploration & Mining Corp., “Crosshair”) has been the Manager of the Bootheel Project venture since 2007.  Following a decision by Ur-Energy to not fund its portion of the budget for the venture’s budget year ending March 31, 2012, the Corporation’s ownership interest was reduced from 25% to approximately 19% at the conclusion of that budget year. The Project’s 2012-2013 program was approved and the Corporation has participated financially in the year’s nominal program. In February 2013, the private mineral lease and use agreements for the Bootheel property of the Project expired. To date, efforts to renegotiate an additional term have been unsuccessful. Certain portions of the minerals included in the technical report issued by Crosshair, dated February 27, 2012, are located on the leased lands at the Bootheel property. There remain land holdings at Bootheel and Buck Point properties comprising 274 federal lode mining claims and two State of Wyoming mineral leases. The Corporation’s determination of impairment, if any, will be reflected in subsequent financial statements.

Western Nebraska Exploration

The Corporation has leased approximately 35,000 acres (14,164 hectares)(not contiguous) in western Nebraska for initial exploration to test new concepts in a geologic environment that is favorable for the discovery of uranium deposits. An in-house team of geologists conducted a detailed study mapping the subsurface geology and host formations, leading to the land leasing program. The study area covers eleven counties and is based on data obtained primarily from the records of several thousand oil and gas well logs. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations; these may contain deposits similar in nature to Cameco Resources (TSX:COO) Crow Butte deposit in Dawes County, Nebraska. Ur-Energy’s land position was chosen in areas with similar geologic characteristics to the Crow Butte deposit, which is presently being mined by in-situ recovery method. Although no work was conducted during 2012, the Corporation plans for continued exploration of the leased lands in the future.

Corporation Databases

Evaluation continues of the Corporation’s historic exploration databases, in an effort to realize additional value from the databases. Following earlier sales of databases, the asset exchange completed in February 2012 for property interests adjacent to the Lost Creek Project realized substantial value for another of the Corporation’s historic databases. During 2011, an additional mineral database was acquired by the Corporation. The exploration databases owned by the Corporation contain data on lands controlled by the Corporation, as well as data related to lands controlled by third parties.

Canadian Exploration Properties

The Corporation has three properties in northern Canada: Screech Lake and Gravel Hill (together, approximately 96,100 acres (38,900 hectares)) in the Thelon Basin, Northwest Territories, and Bugs (approximately 45,000 acres (18,200 hectares)) in the Baker Lake Basin, Nunavut. The Corporation’s landholdings at Screech Lake total more than 60,600 acres (24,500 hectares). Various exploration and field programs have been conducted on the property since 2005. Highly anomalous radon concentrations and trends were identified. The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech radon trend the primary focus for further exploration on the project. No work was conducted at the Canadian projects during 2012 and no work is planned in 2013.

Technical Developments

The Corporation filed the two NI 43-101 technical reports on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” dated February 29, 2012 and April 12, 2012, which are described above.

Board of Directors and Management Changes

There were no changes to the Board of Directors during 2012. All officers of the Corporation remained unchanged in 2012. In September 2012, the Corporation hired the Mine Manager, Mike Lueders, for its Lost Creek Project. Mr. Lueders is a mining professional with thirty-one years of in situ uranium recovery experience, including start-up operations, mine planning, wellfield construction & operation, safety compliance, staffing, supervision, and training.

Corporate Transactions and Financing Developments

Pathfinder Mines Corporation Share Purchase Agreement (July 2012)

On July 24, 2012, the Company executed a Share Purchase Agreement (“SPA”) to acquire Pathfinder Mines Corporation (“Pathfinder”). The transaction calls for the purchase of all issued and outstanding shares of Pathfinder from COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. The initial payment of US$1,325,000 was made upon execution of the SPA and will be held in escrow pending closing, which is anticipated six to twelve months from the time of signature. The closing may proceed following receipt of various regulatory and governmental approvals, including approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder. The closing is also contingent upon other customary closing conditions.

Pathfinder owns the Shirley Basin and Lucky Mc mine sites in the Shirley Basin and Gas Hills mining districts of Wyoming, respectively, for which internal historic reports prepared by Pathfinder estimate the presence of mineral resources at the two projects totalling approximately 15 million pounds U3O8. These historic reports estimate that the Shirley Basin project holds over 10 million pounds U3O8 at a GT (grade-thickness) cut off of 0.25% U3O8. The average grade reported for the property is 0.21% U3O8. Lucky Mc is estimated to have an additional 4.7 million pounds U3O8. These historic resource calculations were reviewed by Ur-Energy during due diligence, but a qualified person has not completed sufficient work to classify the historical estimates as current mineral resources under NI 43-101 and Ur-Energy is not treating the historic estimate as current mineral resources or mineral reserves.

The tailings facility at the Shirley Basin site is one of the few remaining facilities in the United States that is licensed by the NRC to receive and dispose of byproduct waste material from other in situ uranium mines.

Together with property holdings totalling more than 5,100 acres (2,064 hectares), the Corporation would acquire all historic geologic, engineering and operational data related to the two projects held by Pathfinder. Additionally, Ur-Energy would acquire all historic Pathfinder U.S. exploration and development data in a database estimated to comprise hundreds of project descriptions in more than twenty states, including thousands of drill logs and geologic reports.

Both Lucky Mc and Shirley Basin conventional mine operations were suspended in the 1990s due to low uranium pricing and facility reclamation was substantially completed. If the transaction closes, the Corporation would assume remaining reclamation responsibilities including financial surety for reclamation, at Shirley Basin and the Lucky Mc mine site. The Lucky Mc tailings site was fully reclaimed and has been transferred to the U.S. Department of Energy. Ur-Energy will therefore assume no obligations with respect to the NRC License at the Lucky Mc tailings site, which will either be terminated or will be assumed by COGEMA Resources, Inc. or an affiliate prior to the closing of the transaction.

Private Placement, February 2012

On February 23, 2012, the Corporation announced it closed a private placement for gross proceeds of $17,250,000. BlackRock, Inc., then an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for 2,000,000 Common Shares issued under the private placement. The agents were paid a four and one half percent (4.5%) commission.

Off Take Sales Agreements (2011 – 2012)

In January and February 2012, the Corporation announced it had entered into additional uranium sales arrangements relating to production from the Lost Creek Project. An arrangement concluded in January 2012 calls for delivery of 200,000 pounds uranium concentrates per year to a North American utility company in a multi-year schedule commencing in 2013. The average delivery price under the arrangement is consistent with the Long-Term U3O8 Price Indicator at that time as published by Trade Tech. In February 2012, the Corporation announced a uranium sales agreement under which it will deliver 100,000 pounds of uranium concentrates per year in another multi-year schedule. The agreement specifies firm delivery prices in the low US$60 per pound range over its term.

These announcements followed the March 2011 announcement that the Corporation had entered into its first such uranium sales agreement. That long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

The 2012 sales agreements were completed as a part of the Corporation’s strategic marketing and development plan, in conjunction with an agreement, announced in October 2011, with NuCore Energy, LLC (“NuCore”). Under the arrangement, renewed during 2012, Mr. Cornell, President of NuCore, is representing Ur-Energy exclusively in negotiation of uranium off-take purchase agreements for future production, as well as providing additional professional advisory services.

Earlier Financing and Share Developments (2010 – 2011)

The Corporation announced on February 7, 2011 that it had entered into a bought deal offering with a syndicate of underwriters. Closing of the offering was delayed while the Corporation updated its continuous disclosure filings, including the preparation of an updated NI 43-101 Technical Report. Due to the delay, the prospectus for the Offering was withdrawn by the Corporation on March 11, 2011.

The Corporation completed a brokered private placement financing May 31, 2010, under which the Corporation issued 5,000,000 Common Shares at a price of $1.00 per share for gross proceeds of $5,000,000. BlackRock, Inc., then an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 Common Shares issued under the private placement.

On June 24, 2010, the shareholders of the Corporation approved the Ur-Energy Inc. Restricted Share Unit Plan, (“RSU Plan”) which had been adopted by the Board of Directors (the “Board”) of the Corporation on May 7, 2010. The Corporation adopted the RSU Plan as part of the Corporation’s overall stock-based compensation plan. The RSU Plan allows participants to receive restricted share units (“RSUs”) and earn actual Common Shares of the Corporation over time, rather than options that give participants the right to purchase stock at a set price. The Corporation continues to have the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 (“Option Plan”), which was approved by the shareholders most recently in 2011.

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan was reconfirmed by shareholders at the Company’s annual and special meeting of shareholders on May 10, 2012.

BUSINESS OF UR-ENERGY

The Corporation is a uranium exploration and development company currently constructing its first in situ uranium mine at its Lost Creek Project, Wyoming. Ur-Energy engages in the identification, acquisition, evaluation, exploration and development of uranium properties in the United States and in Canada.

The Corporation continues to actively pursue future growth opportunities by evaluating the acquisition of exploration, development or production assets as well as considering joint venture or similar projects for existing Corporation properties. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Although the Corporation may from time to time be a party to letters of intent in respect of certain joint ventures opportunities and other acquisitions, the Corporation currently does not have any binding agreements or binding commitments to enter into any such transactions, other than as disclosed in the Corporation’s continuous disclosure filings. There is no assurance that any potential transaction will be successfully completed.

Lost Creek Property

Ur-Energy’s priority is to advance its Lost Creek Project (located in the Great Divide Basin, Wyoming) into production, which is currently anticipated in second half 2013.

Lost Creek Project Development and Construction

In addition to the historic drill data it owns with regard to the Lost Creek Project, the Corporation has drilled 1,181 exploration and delineation drill holes totalling approximately 789,141 feet (240,530 meters). Subsequent to the receipt of the ROD authorizing construction and wellfield development, the Corporation commenced installing wells in Mine Unit 1, and has conducted further delineation drilling in Mine Unit 2. Initial review of the drill results in the ongoing drill program reveals the character of the uranium roll front to be consistent with historic mapping and analyses, including those from which the April 2012 PEA was generated. As the Corporation continues its analyses of the construction drilling results, it will continue to review its mineral resource estimates at Lost Creek and update as appropriate.

Construction activities also commenced after receipt of the ROD in October 2012, with Wyoming-based Groathouse Construction, Inc. acting as the general construction contractor for both road construction and construction of the plant facilities. Since construction began, the Corporation has spent approximately $20 million on construction and capital assets. The access roads to the Lost Creek plant have been constructed; powerlines are installed with power in to the plant site and to the first mine unit; an additional deep disposal well was drilled and subsurface engineering work on it nears completion while the initial deep well (drilled in 2008) has been completed. The foundation work is complete and erection of the building commenced in mid-February 2013. Lost Creek has taken delivery on additional large equipment for the plant, and all of the larger equipment has been set in place on the plant floor.  Based upon a generalized review, there has been no material variance to date with the costs contemplated by the economic analysis of the April 2012 PEA; realized costs remain within the sensitivities and contingencies of the Project.

Hiring for Lost Creek has begun and, as set forth above, includes Lost Creek Mine Manager, Mike Lueders. As of mid-February, approximately 30 employees of the Corporation are working at Lost Creek.

Through its wholly-owned subsidiary Lost Creek ISR, LLC, the Corporation submitted a bond-financing application in June 2012 to the Wyoming Business Council (“WBC”) for up to US$34 million to be funded through the State of Wyoming’s Industrial Development Bond financing program.  Under the proposal, the bond financing program would fund 75% of qualified capital expenditures including plant capital, disposal well and wellfield development expenditures. The application included a letter of support from Sweetwater County, the issuing authority.  In September 2012, the WBC approved the application, subject to certain conditions and covenants, and issued a letter of recommendation to the Governor, Treasurer and Attorney General.  The Governor provided his letter of recommendation to the Treasurer and Attorney General in January 2013, following the completion of the WBC’s due diligence. Final approval of the bond financing is subject to the satisfaction of these other approvals and various transactional matters.

Lost Creek Regulatory and Legal Proceedings

At this time, all of the licenses and permits necessary for construction and operations have been issued for the Lost Creek Project. In October 2012, the BLM issued a ROD for the Project. The BLM selected the Drying Yellowcake On-Site Alternative as the preferred alternative within its final environmental impact statement. In November 2012, a Wyoming-based group filed a petition in the U.S. District Court for Wyoming for the review of the BLM ROD. There is a second, separate, request for administrative review of the BLM ROD which was made to the State Director of the BLM in November 2012. See also “Legal Proceedings.”

Earlier Licenses, Permits and Authorizations

The NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project in 2011. The Corporation received the NRC site-specific Supplemental Environmental Impact Statement for the project in June 2011. The NRC License includes the Safety Evaluation Report for the project. The Corporation subsequently submitted its application for an amendment to the NRC License to include the yellowcake drying and packaging circuit of the Lost Creek plant, for which approval is expected during first half of 2013. In that same timeframe, the Corporation also expects to submit its application for an amendment to the NRC License to allow for mineral recovery from the KM horizon which is immediately below the approved HJ horizon.

The Wyoming Department of Environmental Quality (“WDEQ”) Permit to Mine for Lost Creek (“WDEQ Permit”) also was issued in 2011, following a determination by the Wyoming Environmental Quality Council (“WEQC”) with respect to a third-party objection.  As a part of its ruling in favor of the project, the WEQC directed that the WDEQ Permit be approved by the WDEQ. The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protective measures at the project for the greater sage grouse species.

In March 2010, the U.S. Fish and Wildlife Service (“USFWS”) submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse, whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species. When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment. This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.

As a part of its WDEQ Application, the Corporation submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Wyoming Game and Fish Department (“WGFD”) reviewed and recommended the Wildlife Management Plan to the WDEQ, including findings that the Wildlife Management Plan meets all of the protection measures for the greater sage grouse species, and is consistent with the Wyoming Governor’s Executive Order on the sage grouse. Following WGFD’s recommendation, the Lost Creek Wildlife Management Plan was incorporated into the WDEQ Permit.

The Environmental Protection Agency (“EPA”) issued an aquifer exemption for the Lost Creek project. The WDEQ’s separate approval of the aquifer reclassification is a part of the WDEQ Permit. The Corporation received approval from the EPA and the Wyoming State Engineer’s Office for the construction and operation of two holding ponds at Lost Creek.

Other permits and authorizations previously received for the Lost Creek ISR project include: WDEQ-Air Quality Division Air Quality Permit (January 2010; renewed in 2012) and WDEQ-Water Quality Division Class I Underground Injection Control Permit (May 2010). The latter permit allows Lost Creek operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek Project.

The Corporation’s Five Projects Adjoining Lost Creek Form the Lost Creek Property

The LC East and LC West Projects (approximately 4,780 acres (1,934 hectares) and 3,840 acres (1,554 hectares), respectively) are new to the Lost Creek Property in 2012. The two projects were formed through location of new unpatented lode mining claims and the asset exchange completed in February 2012. The April 2012 PEA identified mineral resources at both new projects, based upon historic data owned by the Corporation. See also “General Development of the Business – Lost Creek Property – Great Divide Basin, Wyoming.”

As previously reported, the Corporation completed an exploration drill program at its LC East Project in the second half of 2012. Through a recently-completed analysis of those drill results, the Corporation estimates a total current mineral resource at its LC East Project as follows:

MEASURED			INDICATED			INFERRED
AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
% eU3O8	(X 1,000)	(X 1,000)	% eU3O8	(X 1,000)	(X 1,000)	% eU3O8	(X 1,000)	(X 1,000)
0.054	1,158.3	1,255.9	0.043	1,538.4	1,327.0	0.045	1,255.1	1,121.4

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.

3.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.

4.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

These figures represent an approximate nine percent increase in the Inferred Mineral Resource for the LC East Project. Reported mineral resources in the Measured and Indicated categories for LC East did not change from the April 2012 PEA figures. Additionally, in 2012, the Corporation initiated all baseline studies at LC East, and anticipates concluding the studies by third quarter 2013. The Corporation anticipates filing applications for amendments of its licenses and permits, to include development of LC East, during fourth quarter 2013.

The LC North Project (approximately 7,489 acres (3,031 hectares)) is located to the north and to the west of the Lost Creek Project. Historical wide-spaced exploration drilling on this project consisted of 161 drill holes. In 2007, Ur-Energy drilled 30 exploration holes in two areas immediately north of the Lost Creek Project. In 2011, additional drilling was conducted on the LC North Project; in total, 105 holes and one well were drilled (total, 101,919 feet 31,065 meters)). The February 2012 PEA reports a mineral resource at the LC North Project for the first time: 398,200 pounds eU3O8 (as an Inferred Mineral Resource), contained in 413,800 tons at a grade of 0.048% eU3O8. The April 2012 PEA recommends additional exploration drilling at the project to pursue the potential of an extension of the MMT in the HJ and KM Horizons.

The LC South Project (approximately 11,467 acres (4,641 hectares)) is located to the south and southeast of the Lost Creek Project. Historical drilling on the LC South Project consisted of 482 drill holes. In 2010, Ur-Energy drilled 159 exploration holes (total, 101,270 feet (30,876 meters)) which confirmed numerous individual roll front systems occurring within several stratigraphic horizons correlative to mineralized horizons in the Lost Creek Project. Also, a series of wide-spaced drill holes were part of this exploration program which identified deep oxidation (alteration) that represents the potential for several additional roll front horizons. The February 2012 PEA reports an Inferred Mineral Resource of 602,600 pounds eU3O8 contained in 710,000 tons, at a grade of 0.042% eU3O8 at the project. Additional drilling is recommended at the LC South Project, including to further evaluate the potential of deeper mineralization, and to test the FG trend.

The EN Project (approximately 10,122 acres (4,096 hectares)) is adjacent to and east of LC South. Ur-Energy has over 50 historical drill logs from the EN project. In 2007, three deep holes were drilled to test mineralization below 2,000 feet (610 meters) as identified from historical data, which indicated the presence of mineralized redox fronts persisting at depth. Results of the three test wells substantiated mineralization and the presence of redox interfaces at that depth. In 2008, approximately two miles to the south, 11 wide-spaced exploration drill holes were drilled. Nine drill holes showed evidence of multiple mineralized horizons. Although no mineral resource is yet reported due to the limited nature of the data, the April 2012 PEA recommends that the EN project should be explored further.

Technical Report Summaries

The following is the executive summary excerpted in substantive form from the April 30, 2012 Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, authored by John K. Cooper, P.G. and SME Registered Member and Catherine L. Bull, P.E. and SME Registered Member, both of Ur-Energy. The April 2012 PEA was the second such report prepared during 2012, and was prepared to provide an updated mineral resource estimate for the Lost Creek Property prompted by acquisition of adjacent mineral properties, and based upon historic data on those properties. The April 2012 PEA also updated the economic analysis for the property, and demonstrates the possible economics of the mineral resources at the Property. The economic analysis focuses on the resources within the Lost Creek and LC East Projects due to the preponderance of data available there. The full technical report, including all figures and tables referenced here, is filed on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.

 Summary from Preliminary Economic Assessment of the Lost Creek Property,

Sweetwater County, Wyoming

Ur-Energy Inc. (URE) generated this Preliminary Economic Assessment (PEA) in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) to disclose an updated mineral resource estimate for the Lost Creek Property prompted by recent acquisition of adjacent mineral properties. The Preliminary Economic Assessment for the Lost Creek Property has been revised to evaluate the impact of the additional identified resources. This report therefore serves to replace the most recent PEA for the Lost Creek Property dated February 29, 2012.

Effective February 27, 2012, URE entered into an Asset Exchange Agreement (AEA) with Uranium One Americas, Inc. to acquire two State of Wyoming Mineral Leases and 175 federal mineral claims in the immediate vicinity of the Lost Creek Property. The total acquired land package (herein referred to as “the AEA”) consists of approximately 5,250 acres. The main portion of this acreage is within a large block of claims which are contiguous to the east with the Lost Creek Project. The remainder of the AEA consists of disconnected blocks of claims and state mineral leases generally to the west of the Lost Creek Project. Additionally, as of April 30, 2012, URE has staked 256 mineral lode claims (herein collectively referred to as the “New Claims”) in several areas deemed geologically prospective covering approximately 4,662 acres of BLM land within the Lost Creek Property.

The Lost Creek Property consists of several Projects, including the lands recently acquired with the AEA and the New Claims. The majority of the AEA and portions of the New Claims have been assigned to two newly designated Projects named LC East and LC West. Small parcels of the new acquisitions have also been assigned to the EN, the LC North and the LC South Projects where appropriate to redefine Project boundaries. For clarity, the Lost Creek Property now includes six contiguous Project areas named: Lost Creek, LC East, LC North, LC South, LC West, and EN (Figures 1 and 2). Note also that the previous Toby Project is no longer a stand-alone project, but has been incorporated into the LC South Project.

The Lost Creek Property is located in the northeast corner of Sweetwater County, approximately 90 miles southwest of Casper, Wyoming. With the recent addition of the AEA and the New Claims its land position has increased to a total of 43,503 acres of federal mineral claims and State of Wyoming Leases (Figures 3a – 3f). The Property was extensively drilled in the late 1960s to mid-1980s by several companies, mainly Texasgulf Inc. and Conoco. New drill data obtained with the AEA, together with URE’s historic drill data within the AEA and the New Claims, have increased the total drilling inventory for the Lost Creek Property to 3,924 holes with a total footage of 2,338,444 ft.

The Lost Creek Property is situated in the northeastern part of the Great Divide Basin (GDB) which is underlain by up to 25,000 ft. of Paleozoic to Quaternary sedimentary units (Figures 4, 5 and 6). Rock outcrops in the GDB are dominated by the Battle Spring Formation of Eocene age which also hosts the uranium mineralization considered in this report. The dominant lithology in the Battle Spring Formation is coarse arkosic sandstone, interbedded with intermittent mudstone, claystone and siltstone. Deposition occurred as alluvial-fluvial fan deposits within a south-southwest flowing paleodrainage. The uranium mineralization occurs as roll front type deposits (Figure 7) formed where uranium precipitated from solution when it contacted reduced rock. The majority of uranium mineralization throughout the Lost Creek Property occurs within the HJ and KM Horizons of the Battle Spring Formation, with some occurrences in the overlying FG and underlying Deep Horizons (Figures 6 and 8).

URE possesses drill data from approximately 1,132 drill holes located within the newly acquired lands. Based on this data, URE has completed a detailed geologic review and herein presents a new Preliminary Economic Assessment for the Lost Creek Property.

The new acquisitions and subsequent geological evaluation have increased the resources for the Lost Creek Property by 2,582,900 pounds eU3O8 in the Measured and Indicated categories plus 852,700 pounds U3O8 in the Inferred category; 45% and 42% increases respectively when compared to the most recent Preliminary Economic Assessment dated February 29, 2012. Virtually all of the added resources are the result of the AEA acquisition and lie mainly within the new LC East Project; the exception being resources acquired through New Claims which account for 37,400 pounds eU3O8 located in the LC West Project.

Resource estimation is based on geologic cutoffs requiring a minimum grade of 0.020% eU3O8 and a grade thickness (GT) equal to or greater than 0.30. The current resources at the Lost Creek Property are reported in Table 1 (Figure 9). The majority of the resources are hosted by the HJ and KM Horizons within two separate mineral trends 1) the Main Mineral Trend (MMT) at the Lost Creek Project, as defined in Section 4.5 and 2) a newly reported East Mineral Trend (EMT) which lies within the LC East Project acquired through the AEA (Figures 9, 10a and 10b).

Mr. Cooper is of the opinion that the classification of the resources as stated meets the CIM definitions as adopted by the CIM Council on November 27, 2010 as required (CIM Council, 2010). The mineral resource estimates in this report, based on historic and recent drilling, were completed by Mr. Cooper or completed under his supervision and reviewed and accepted.

Table 1: Lost Creek Property Resource Summary, April 30, 2012

PROJECT	MEASURED			INDICATED			INFERRED
	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
			MEASURED+INDICATED =		7,815.5	8,348.2

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.30 GT.

4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.30 which has generally been determined to be an economical cutoff value. This 0.30 GT cutoff was used in this evaluation without direct relation to an associated price.

5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 the CIM Definition Standards (CIM Council, 2010).

Although resources occur mainly in the HJ and KM Horizons, mineralization above and below those horizons has also been identified in both the MMT and EMT. The FG Horizon and to a lesser extent the DE Horizon (Figure 6 for a stratigraphic column) contain numerous occurrences of significant mineralization. In the MMT, these horizons have not been specifically targeted by drilling. Rather, knowledge of these occurrences was derived from drilling which targeted deeper horizons. The FG Horizon was, however, the specific target of some of the drilling within LC East (historically) and LC South (both historically and by the Company). Mineralization within the FG is included within the current resource estimate. However, mineralization within the DE remains insufficient to warrant inclusion in this resource estimate. Furthermore, most of the DE Horizon lies above the water table and thus is not amenable to in situ recovery.

Mineralization within the EMT is similar in most respects to that occurring in the MMT. It is found in the same stratigraphic horizons within the Battle Spring Formation and likewise is separated by virtually the same aquitards (Figures 6, 8, 10 and 10b)). Mineralization has been identified from near surface to depths greater than 500 feet with potential for deeper mineralization. No leach testing has been conducted to date on mineralization within the EMT, however leach tests in the MMT have indicated that the mineralization is amenable to leaching with an oxidizing bicarbonate solution.

***** The EMT resources are also anticipated to provide production feed to the Lost Creek facility following further delineation and successful permitting.

The new resources identified throughout the AEA have been added to the Lost Creek production plan and provide a positive impact on the economics of the property. Using the estimated CAPEX, OPEX and closure costs presented herein, a cash flow statement has been developed and is provided in Table 13. The statement assumes no escalation, no debt, no debt interest or capital repayment and no depreciation or income tax costs. The sale price for the produced uranium is assumed to vary based on a combination of the projections of RBC Dominion Securities, Uranium Market Outlook, First Quarter 2012 (RBC, 2012) and the actual commitments URE has in place. The revenue for the cash flow estimate was developed using the GT contour mineral resource estimate for the MMT and EMT, and further assumes that, based on an 80% recovery factor, approximately 7.38 million pounds of U3O8 will be recovered from the MMT and the EMT at the Lost Creek Property.

CAPEX costs were developed based on the current designs, quantities and unit costs obtained from various sources. Mrs. Bull predicts the level of accuracy of the CAPEX estimate for the plant is +/- 10% and the level of accuracy for the wellfield CAPEX is +/- 15%, due to the timing of purchases. The estimated costs for the major items identified in this study have been sourced in the United States.

OPEX cost estimates were developed by evaluating each process unit operation and associated operating services (power, water, air, waste disposal), infrastructure (offices, change rooms, shop), salary plus burden, and environmental control (heat, air conditioning, monitoring). The OPEX estimate is based on URE’s development plan, deliverables, process flow sheets, process design, materials balance and project manpower schedule. The annual OPEX and Closure cost summary is provided in Table 10. Mrs. Bull estimates the level of accuracy of the OPEX calculation is +/- 10%.

The Net Present Value (NPV) calculations make the simplifying assumption that cash flows occur in the middle of the periods. The NPV is calculated from the discounted cash flow model and is based on the CAPEX, OPEX and closure cost estimates, a variable future uranium price and the anticipated production schedule.

The Lost Creek Project has initial capital costs of $31.6 million including: plant cost of $20.5 million, initial Resource Area construction cost of $4.7 million, and deep disposal well (DDW) cost of $6.4 million. As described, URE has purchased, or has purchased and partially paid for some plant equipment prior to the date of the economic calculations (April 2012). Costs for that equipment (approximately $1.6 million) are included in the cash flow model in Year 1 under the heading “Plant Sunk Costs”.

*****The Project is estimated to generate net earnings over its life, before income tax, of $283.0 million. Payback is estimated during the third quarter of Year 3. The Project has a calculated IRR of 87% and a NPV of $181.0 million applying an eight percent discount rate. The estimated cost of uranium produced is $36.52 per pound including all costs, with an estimated operation cost of $16.12 per pound.

In conclusion, acquisition of the AEA and the New Claims has yielded a total increase of 2,582,900 pounds of new resources in the Measured and Indicated categories, as well as 852,700 pounds in the Inferred category. These new resources can be summarized as:

Measured: 1,255,900 lbs., avg. grade of 0.054%, in 1,158,300 tons

Indicated: 1,327,000 lbs., avg. grade of 0.043%, in 1,551,300 tons

Inferred: 852,700 lbs., avg. grade of 0.048%, in 927,900 tons

By Project, the new mineral resources can be sub-divided as:

LC East Project:

Measured and Indicated: 2,582,900 lbs., avg. grade of 0.048% in 2,709,600 tons

Inferred: 815,300 lbs., avg. grade of 0.045% in 910,800 tons

LC West Project

Inferred: 37,400 lbs., avg. grade of 0.109% in 17,200 tons

With the addition of the resources stated above, the total mineral resource for the Lost Creek Property currently stands at 8,348,200 lbs. in the Measured and Indicated categories with an additional 2,869,100 lbs. as Inferred.

Recommendations for the Property can be divided into three general categories: production, delineation and exploration. Upon completion of the permitting process the primary goal should be to construct the facility and initiate production. Revenues generated from production should then be used to fund additional delineation and exploration drilling (detailed below).

Resources within the MMT and the EMT that currently fall within the Inferred Category should be delineated in order to bring them into the Measured or Indicated Categories. These delineation efforts should focus on the eastern and western edges of the MMT since these areas contain significant resources and would be the logical choice for recovery during the early years of mining. Likewise, the central and northern portions of the EMT require the greatest delineation effort.

In addition to delineation, resources within LC East should be investigated further by means of limited confirmation drilling to solidify confidence in the historic mineral intercept database. Coring should be conducted to provide samples for leach testing and host rock characterization. Systematic PFN logging should be done to fully investigate equilibrium conditions (Section 7.5). Finally, baseline studies, including the installation of baseline sampling wells, should be initiated in anticipation of permitting the EMT for production.

Exploration is recommended for several areas of the Property with a priority placed on the northeastern portion of the Lost Creek Project, the western portion of the LC North Project, and extension of resources identified within LC East. The first two areas appear to be extensions of the MMT and contain redox fronts in the KM, HJ and Deep Horizons that warrant further exploration. An additional 300 drill holes at an estimated cost of $2.7 million dollars is believed to be sufficient to bring mineralization in these areas into the Inferred category. Similarly, exploration in LC East will require approximately 300 drill holes at an approximate cost of $1.05 million.

Additional exploration at the LC South Project is also recommended with the goal of further defining mineralization within the FG, HJ, KM and Deep Horizons. A program consisting of an additional 400 holes at an approximate cost of $3.6 million dollars is recommended.

Finally, wide spaced framework drilling at the EN Project is recommended in order to locate regional alteration fronts. A total of 150 holes at an estimated cost of $1.5 million dollars are recommended. These exploration and drilling costs are explained further in Section 26.

All delineation and exploration drilling should be performed under the management of geologists with uranium-roll front experience. The recommended drill programs are preliminary and will be adjusted routinely as more holes are drilled, reflecting an up-to-date geologic interpretation.

Cautionary statement: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

RISK FACTORS

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the Common Shares of the Corporation. The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s Common Shares could decline, and shareholders may lose part or even all of their investment.

Exploration Stage Corporation

The Corporation is engaged in the business of acquiring, exploring and developing mineral properties in the hope of locating economic deposits of minerals. The Corporation’s property interests are in the exploration stage as characterized by applicable securities laws. Accordingly, there is little likelihood that the Corporation will realize profits in the short term. Any profitability in the future from the Corporation’s business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, there can be no assurance, even when an economic deposit of minerals is located, that any of the Corporation’s property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish resources and reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Mining operations involve a high degree of risk and the results of exploration and ultimate productions are highly uncertain

The exploration for, and development of, mineral deposits involves significant risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources or reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs planned by the Corporation will result in a profitable commercial operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Corporation’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of uranium, including unusual and unexpected geology formations, unanticipated metallurgical difficulties, equipment malfunctions, other conditions involved in the drilling and removal of material, and industrial accidents, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Uranium prices may affect the economic viability of projects

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Corporation’s control including international, economic and political trends; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the longer-term effects on the market due to the events following the earthquake and tsunami in Japan; governmental regulations; expectations of inflation; currency exchange fluctuations; interest rates; global or regional consumption patterns; speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Corporation’s properties, cannot accurately be predicted. Because the Corporation remains in exploration and development of its projects, it is not yet possible for the Corporation to control the impact of fluctuations in the price of uranium; however, the Corporation employs pricing strategies through its off-take sales arrangements in an effort to mitigate this risk.

Environmental regulations are increasing and costly

Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in intended activities, and potentially expose the Corporation to litigation. The Corporation cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on the Corporation’s operations. Historic exploration activities have occurred on many of the Corporation’s properties and mining and energy production activities have occurred near certain of the Corporation’s properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, or historic activities require remediation, potential for liability may exist under federal or state remediation statutes.

Additional Funding

Additional funds will be required to achieve production at Lost Creek, as well as for future exploration, development and production.  The Company is currently in discussions with several financial sources to secure debt financing.  The Company is most actively pursuing funding through the State of Wyoming’s Industrial Development Bond financing program, while continuing its evaluation of additional opportunities. Sources of future funds available to the Corporation are through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding, borrowing of funds or other debt structure, project financing, or the sale of interests in assets of the Corporation.  There is no assurance that such funding will be available to the Corporation to continue development or future exploration.  Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation’s business and financial position.  In addition, any future equity financings by the Corporation may result in substantial dilution for existing shareholders of the Corporation.

Uranium Market and Limited Customers

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond the control of the Corporation. The price of uranium may experience volatile and significant price movements over short periods of time. See “Risk Factors – Uranium Prices” above. Factors affecting the market include demand for nuclear power; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the continuing effects on the market due to the events following the earthquake and tsunami in Japan in March 2011; political and economic conditions in uranium mining, producing and consuming countries; costs and availability of financing of nuclear plants; reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in geographical areas such as Russia, Kazakhstan, Africa and Australia.

Permitting, licensing and approval processes may result in conditions which the Corporation may be unable to achieve

Many of the operations of the Corporation require licenses and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting or proposes to conduct under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific operating conditions. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

Continued Acceptance of Nuclear Energy and Deregulation of the Electrical Utility Industry

The Corporation’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors. Maintaining the demand for uranium at current levels and future growth in demand will depend upon the continued acceptance of the nuclear technology as a means of generating electricity. Lack of continued public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

Value of the Common Shares

The value of the Corporation’s Common Shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Corporation’s business strategy, competition, financial markets, commodity prices or applicable regulations which may affect the business of the Corporation and other factors.

Regulatory Requirements

The Corporation’s business is subject to extensive federal, state, provincial and local laws governing prospecting and development, taxes, labor standards and occupational health, mine and radiation safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry, and particularly to uranium recovery, to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively restore mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties and potentially expose the Corporation to litigation. Many of these laws and regulations have tended to become more stringent over time. Any change in such laws could have a material adverse effect on the Corporation’s financial condition, cash flow or results of operations.  There can be no assurance that the Corporation will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to delay or prohibit the Corporation from proceeding with certain exploration, development or operations. Further, there is no assurance that the Corporation will not face challenges by third parties to regulatory decisions when made, which will cause additional delay and expense, or may cause a project to be permanently halted.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. From time to time, the Corporation may be involved in disputes with other parties which may result in litigation or other proceedings. Additionally, as is the case currently, the Corporation may find itself involved directly or indirectly in litigation arising from challenges to regulatory actions. The results of litigation or any other proceedings cannot be predicted with certainty. If the Corporation is unable to resolve any such disputes favorably, it could have a material adverse effect on the Corporation’s financial position, results of operations or the Corporation’s property development.

No current mineral reserves

Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade, or production costs may affect the economic viability of the Corporation’s properties.

Management, Dependence on Key Personnel, Contractors and Service Providers

Shareholders will be relying on the good faith, experience and judgment of the Corporation’s management and advisors in supervising and providing for the effective management of the business and the operations of the Corporation and in selecting and developing new investment and expansion opportunities. The Corporation may need to recruit additional qualified employees, contractors and service providers to supplement existing management, the availability of which cannot be assured. The Corporation will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Corporation’s business and operations. The Corporation does not hold key man insurance in respect of any of its executive officers.

Competition

The international uranium industry is highly competitive. The Corporation’s activities are directed toward the search, evaluation, acquisition and development of uranium deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal, hydro-electricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uncertain Global Economic Conditions

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. The impacts of a global recession or depression, commodity price fluctuations, the availability of capital and the acceptance of nuclear energy may have consequences on the Corporation and its share price. In addition, it could have consequences on the nuclear industry’s ability to finance future construction of nuclear generating facilities. Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation’s budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

Acquisitions and Integration

From time to time, the Corporation examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Corporation’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital to finance any such acquisition, the Corporation’s leverage will be increased. If the Corporation chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Corporation may choose to finance any such acquisition with its existing resources. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Lack of Earnings and Dividend Record

The Corporation has no earnings or dividend record. It has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of the Board of the Corporation after taking into account many factors, including the Corporation’s financial condition and current and anticipated cash needs.

Impact of Hedging Activities on Profitability

Although the Corporation has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings. Hedging activities are intended to protect the Corporation from the fluctuations of the price of uranium and to minimize the effect of declines in uranium prices on results of operations for a period of time. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

Title to Property May Be Uncertain

Although the Corporation has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Corporation’s interests. The Corporation’s mineral properties in the United States consist of leases to private mineral rights, leases covering state lands and unpatented mining claims. Many of the Corporation’s mining properties in the United States are unpatented mining claims to which the Corporation has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. The present status of the Corporation’s unpatented mining claims located on public lands allows the Corporation the exclusive right to mine and remove valuable minerals. The Corporation is allowed to use the surface of the public lands solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. The Corporation remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. The Corporation has taken or will take appropriate curative measures to ensure proper title to its properties where necessary and where possible.

Land Claims

Certain properties in which the Corporation has an interest may be the subject of aboriginal land claims. As a result of these claims, the Corporation may be significantly delayed or unable to pursue exploration and production activities in respect of these properties or may have to expend considerable management resources and funds to adequately meet the regulatory requirements to pursue activities in respect of these properties.

Possible Amendment to Mining Law of 1872

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact the Corporation’s ability to develop mineralized material on unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the financial performance of the Corporation.

Uninsured Hazards

The Corporation currently carries insurance coverage for general liability, directors’ and officers’ liability and other matters. The Corporation intends to carry insurance to protect against certain risks in such amounts as it considers adequate. The nature of the risks the Corporation faces in the conduct of its operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Corporation’s business and financial position.

Conflicts of Interest

Certain directors of the Corporation also serve as directors and officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

Status as a Foreign Private Issuer

Ur-Energy is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. In order for the Corporation to maintain its current status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned of record by non-residents of the U.S., as it does not currently satisfy any of the additional requirements necessary to preserve this status. The Corporation is likely in the future to lose its foreign private issuer status if a majority of its shares are owned of record by residents of the U.S. and it continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If it is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms required of a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Further, if the Corporation engages in capital raising activities through private placements after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

U.S. Federal Income Tax Consequences to U.S. Shareholders Under the Passive Foreign Investment Company Rules

Investors in the Common Shares of Ur-Energy that are U.S. taxpayers (referred to as a U.S. shareholder) should be aware that the Corporation may be a “passive foreign investment company” (a “PFIC”) for the period ended December 31, 2013 and may be a PFIC in subsequent years. If we are a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be subject to a special, highly adverse tax regime with respect to so-called “excess distributions” received on our Common Shares.  Gain realized upon a disposition of our Common Shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as an excess distribution. Excess distributions are punitively taxed and are subject to additional interest charges.  Additional special adverse rules also apply to U.S. shareholders who own Common Shares of the Corporation if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a “lower-tier PFIC”).

A U.S. shareholder may make a timely "qualified electing fund" election (“QEF election”) or a "mark-to-market" election with respect to our Common Shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. To be timely, a QEF election generally must be made for the first year in the U.S. shareholder’s holding period in which the Corporation is a PFIC.  A U.S. shareholder may make a QEF election only if the U.S. shareholder receives certain information (known as a “PFIC annual information statement”) from the Corporation annually. A U.S. shareholder may make a QEF election with respect to a lower-tier PFIC only if it receives a PFIC annual information statement with respect to the lower tier PFIC.  The mark-to-market election is available only if our Common Shares are considered regularly traded on a qualifying exchange, which the Corporation cannot assure will be the case for years in which it may be a PFIC.  The mark-to-market election is not available for a lower-tier PFIC.

The Corporation will use its commercially reasonable efforts to make available to U.S. Holders, upon their written request:  (a) timely and accurate information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which the Corporation determines that it is a PFIC, upon written request, a PFIC annual information statement with respect to the Corporation and with respect to each such subsidiary that the Corporation determines is a PFIC.

Special adverse rules that impact certain estate planning goals could apply to our Common Shares if the Corporation is a PFIC. Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, state and local consequences of the PFIC rules, and regarding the QEF and mark-to-market elections.

DIVIDENDS

As of the date hereof, the Corporation has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Corporation to finance future growth, the general financial condition of the Corporation and other factors which the Board of the Corporation may consider appropriate in the circumstances.

CAPITAL STRUCTURE OF THE CORPORATION

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class A Preference Shares. As of February 27, 2013, 121,368,806 Common Shares are issued and outstanding and no preferred shares are issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation. The holders of Common Shares are also entitled to dividends, if and when declared by the Board of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

The Corporation’s Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future. The Class A Preference Shares, may, at the discretion of the Board of the Corporation, be entitled to a preference over the Common Shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

MARKET FOR SECURITIES OF THE CORPORATION

Since November 29, 2005, the Corporation’s Common Shares have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol “URE.” The following table sets forth the price range per share and trading volume for the Common Shares:

	TSX
	Common Shares
	Volume	High	Low
2012		CDN$
January	3,972,000	$1.44	$0.86
February	4,391,900	$1.49	$1.11
March	1,907,300	$1.29	$1.10
April	1,146700	$1.23	$0.95
May	1,396,100	$1.14	$0.88
June	1,339,600	$0.95	$0.75
July	3,313,400	$0.91	$0.64
August	3,460,500	$1.21	$0.83
September	3,750,500	$1.02	$0.93
October	2,257,100	$1.04	$0.84
November	2,007,000	$0.91	$0.70
December	1,962,900	$0.90	$0.72
2013
January	2,011,200	$0.96	$0.81
Feb 1- 22	926,000	$0.90	$0.73

Since July 24, 2008, the Corporation’s Common Shares have been listed for trading on the NYSE MKT (formerly, NYSE Amex Equities) exchange under the trading symbol “URG.” The following table sets forth the price range per share and trading volume for the Common Shares:

	NYSE MKT
	Common Shares
	Volume	High	Low
2012		US$
January	9,110,100	$1.44	$0.85
February	11,646,700	$1.50	$1.10
March	7,259,600	$1.31	$1.10
April	5,315,300	$1.24	$0.96
May	8,653,500	$1.17	$0.86
June	17,797,900	$0.92	$0.72
July	8,706,800	$0.95	$0.63
August	7,824,000	$1.23	$0.83
September	5,494,800	$1.05	$0.95
October	4,789,000	$1.08	$0.84
November	4,306,500	$0.92	$0.71
December	2,876,100	$0.90	$0.70
2013
January	3,000,500	$0.98	$0.82
Feb 1-22	3,260,800	$0.91	$0.72

DIRECTORS AND EXECUTIVE OFFICERS

Set out below are the names, committee memberships, municipalities of residence, principal occupations, periods of service, and ownership or control of Common Shares of the Corporation, of the directors and executive officers of the Corporation, as at the date hereof:

Name and Province or State and Country of Residence	Position with Corporation and Principal Occupation Within the Past Five Years	Period(s) of Service as a Director	Common Shares Beneficially Owned or Subject to Control or Direction
Jeffrey T. Klenda Colorado, USA	Chair and Executive Director	August 2004 – present	1,634,179
Wayne W. Heili(5) Wyoming, USA	President and CEO, and Director (formerly, Vice-President, Mining and Engineering)	May 2011 – present	112,185
W. William Boberg(5) Colorado, USA	Director (formerly President and CEO of Ur-Energy)	January 2006 – present	614,368

Name and Province or State and Country of Residence	Position with Corporation and Principal Occupation Within the Past Five Years	Period(s) of Service as a Director	Common Shares Beneficially Owned or Subject to Control or Direction
James M. Franklin(1) (5) Ontario, Canada	Director Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present	467,521
Paul Macdonell(1)(2)(3) (4)(6) Ontario, Canada	Director Senior Mediator, Government of Canada	March 2004 – present	165,021
Thomas Parker (1) (2) (3)(4)(5) Montana, USA	Director Mining Corporation Executive	July 2007 – present	36,521
Roger L. Smith(4) Colorado, USA	Chief Financial Officer and Chief Administration Officer (formerly, CFO and Vice President, Finance, IT and Administration)	N/A	88,303
Steven M. Hatten Wyoming, USA	Vice President Operations (formerly, Director, Engineering & Operations; Engineering Manager)	N/A	12,885
John W. Cash Wyoming, USA	Vice President, Regulatory Affairs, Exploration and Geology (formerly, Director Regulatory Affairs; Environment, Health, Safety and Regulatory Affairs Manager)	N/A	25,639
Penne A. Goplerud Colorado, USA	Corporate Counsel and General Counsel (formerly, Associate General Counsel)	N/A	17,816

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of Treasury and Investment Committee.

(5)	Member of the Technical Committee.

(6)	Mr. Macdonell was a director of Wedge Energy International Inc. (“Wedge”). Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007. The Order was lifted by the OSC on August 14, 2007.

The following sets out additional information with respect to the age, education, experience and employment history during the past five years of each of the directors and executive officers referred to above.

Directors

Jeffrey T. Klenda, 56, B.A. Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices. In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies. Mr. Klenda co-founded Ur-Energy in 2004. Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

Wayne W. Heili, 47, B.Sc President, Chief Executive Officer and Director

Mr. Heili is the Corporation’s President and Chief Executive Officer, and is a director (since May 2011).  Prior to being named Ur-Energy’s President and CEO, Mr. Heili served as the Vice President, Mining & Engineering to the Corporation, and briefly as President and Chief Operating Officer.  His career spans more than 20 years in which he has provided engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Between 2004 and joining the Corporation, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and in situ recovery uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing. Mr. Heili currently serves as Vice President to the Uranium Producers of America.

W. William (Bill) Boberg, 73, M.Sc., P Geo Director

Mr. Boberg served as the Corporation’s President and Chief Executive Officer from January 2006 until July 31, 2011; he has served as a director of the Corporation since January 2006. Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation, he was a consulting geologist having over 40 years’ experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa. Mr. Boberg has worked for Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists. Mr. Boberg has over 20 years of experience exploring for uranium in the continental U.S. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming’s Powder River Basin. He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado. He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists. He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a certified geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists. Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 70, Ph. D., FRSC, P. Geo Director & Chair of the Technical Committee

Dr. Franklin has over 40 years’ experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003) and of Nuinsco Resources Ltd. (since December 2010) and of Anconia Resources Corp. (since June 2012).

Paul Macdonell, 60, Diploma Public Admin. Director & Chair of Compensation Committee Chair of Corporate Governance and Nominating Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Thomas Parker, 70, M.Sc., P.E. Director & Chair of Audit Committee Chair of Treasury & Investment Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 47 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker was President and CEO of U.S. Silver Corporation until February 2012.  Prior to that, Mr. Parker was President and CEO of Gold Crest Mines, Inc., before which  he was the President and CEO of High Plains Uranium, Inc., a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions including with Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience working in Niger, France and Venezuela.

Additional Executive Officers

Roger L. Smith, 54, CPA, MBA, CGMA Chief Financial Officer and Chief Administrative Officer

Mr. Smith has over 30 years of mining and manufacturing experience including finance, accounting, IT, ERP and systems implementations, mergers, acquisitions, audit, tax and public and private reporting in international environments. Mr. Smith served as the CFO and Vice President Finance, IT and Administration to the Corporation until May 2011, when he assumed the title and responsibilities of Chief Administrative Officer as well as Chief Financial Officer. Mr. Smith joined Ur-Energy in May 2007, after having served as Vice President, Finance for Luzenac America, Inc., a subsidiary of Rio Tinto PLC and Director of Financial Planning and Analysis for Rio Tinto Minerals, a division of Rio Tinto PLC from September 2000 to May 2007. Mr. Smith has also held such positions as Vice President Finance, Corporate Controller, Accounting Manager, and Internal Auditor with companies such as Vista Gold Corporation, Westmont Gold Inc. and Homestake Mining Corporation. He has a Master of Business Administration and Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Steven M. Hatten, 49, B.Sc. Vice President Operations

Prior to being named Vice President Operations of the Corporation, Mr. Hatten served as Ur-Energy’s Engineering Manager from 2007 to 2010 and as Director of Engineering and Operations since 2010. He has over 20 years of experience with a strong background in in situ recovery uranium design and operations. He previously worked as a Project Engineer for Power Resources, Inc., the Manager Wellfield Operations for Rio Algom Mining Corp. and Operations Manager at Cameco’s Smith Ranch – Highland Facility. Mr. Hatten has a Bachelor of Science in Petroleum Engineering from Texas Tech University.

John W. Cash, 40, M.Sc. Vice President Regulatory Affairs, Exploration & Geology

Prior to being named Vice President Regulatory Affairs, Exploration & Geology, Mr. Cash served as Ur-Energy’s Environment, Health, Safety and Regulatory Affairs Manager from 2007 to 2010 and as Director of Regulatory Affairs since 2010. He previously worked for Crow Butte Resources, Inc. a subsidiary of Cameco, from 2002 to 2007, including as Senior Environmental/Safety Superintendent, Safety Director/Wellfield Supervisor and Operations Superintendent. He is a Fellow of the World Nuclear University Summer Institute, 2005. Mr. Cash has a M.Sc. Geology and Geophysics from the University of Missouri-Rolla.

Penne A. Goplerud, 51, JD General Counsel & Corporate Secretary

Ms. Goplerud has more than 20 years of diverse legal experience in complex litigation, business and natural resources transactions. She has represented clients in commercial litigation, arbitration and mediation, involving mining, oil and gas, commercial and corporate disputes, securities and environmental law. Prior to joining the Corporation as Associate General Counsel in 2007, much of Ms. Goplerud’s practice was in natural resources and transactional work. Ms. Goplerud obtained her JD from the University of Iowa College of Law.

The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed, unless his office is vacated before that time in accordance with the by-laws of the Corporation.

As at February 27, 2012, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over 3,174,438 Common Shares, representing approximately 2.6% of the Corporation’s outstanding Common Shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

Except as noted under the heading “Directors and Executive Officers,” none of the directors or officers of the Corporation is, or has been within the prior ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the directors or officers of the Corporation has, during the ten prior years, become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

AUDIT COMMITTEE

Audit Committee Mandate

The Audit Committee reviews its charter on a yearly basis, and did so most recently on December 7, 2012. The text of the Amended and Restated Audit Committee Charter amended by the Corporation’s Board on December 7, 2012, is attached as Schedule “A.”

Composition of the Audit Committee

As of February 27, 2013, the Audit Committee of the Corporation (the “Committee”) was composed of Thomas Parker (Chair), Paul Macdonell, and James Franklin.

Thomas Parker, Paul Macdonell, and James Franklin have been determined by the Board to be independent pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE MKT. Each of the members is financially literate as defined in NI 52-110 and as defined under U.S. securities laws and stock exchange rules. Mr. Parker is the Committee’s “designated financial expert” as that term is defined by the rules of the SEC and the NYSE Company Guide. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. Each member’s education and experience relevant to the performance of his responsibilities as a Committee member is set forth, above, in his biography.

Pre-Approval Policies and Procedures

The Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

External Auditors and Service Fees

PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004. PricewaterhouseCoopers LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

The following table presents the fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audits of the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2012 and 2011, and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods. All services reflected in the following table for 2012 and 2011 were pre-approved in accordance with the policy of the Audit Committee of the Board.

Years ending	Audit fees (1)	Audit related fees (2)	Tax fees (3)	All other fees(4)
December 31, 2012	$ 150,000	$ 44,000	-	-
December 31, 2011	$ 140,000	$ 75,500	-	$ 3,500

(1)	Audit fees consisted of audit services, reporting on internal control over financial reporting and review of documents filed with the securities offices.

(2)	Audit related fees were for services in connection with quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s securities filings as required by the Canadian and United States government.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)	Other fees were for other consulting services provided to the Corporation.

The Audit Committee has determined that the provision by PricewaterhouseCoopers LLP of the non-audit services referred to above is compatible with the maintenance of that firm’s independence.

CONFLICTS OF INTEREST

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining, exploration or resource companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies. While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of the exploration and activities of these other companies.

LEGAL PROCEEDINGS

As set forth above, the BLM Record of Decision (“ROD”) for the Lost Creek Project is the subject of a petition for review, filed on November 8, 2012 by a Wyoming-based group, Biodiversity Conservation Alliance, in the U.S. District Court for Wyoming. Also in November, the petitioner made a motion to the Court for preliminary injunction, asking to have construction at Lost Creek halted pending the outcome of the Court’s review of the BLM ROD. The BLM has opposed that motion. The Corporation and the State of Wyoming separately requested the Court’s permission to intervene in the litigation as party-respondents. The Court permitted the interventions, after which the Corporation and the State both filed briefs in early January 2013 opposing the motion for injunctive relief. The Corporation awaits the Court’s determination of the motion. In January 2013, the BLM timely filed the administrative record on which the merits of the challenge to the ROD will be determined.

There is a second, separate, request for administrative review of the BLM ROD which was made to the State Director of the BLM in November 2012. Although the State Director accepted the request for review, the BLM denied the related request to stay construction at the Lost Creek Project. The review is pending.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Corporation has had any material interest, direct or indirect, in any material transaction since the incorporation of the Corporation or in any proposed transaction which has or may materially affect the Corporation.

In February 2012, BlackRock, Inc., then an insider of the Corporation, through one of its investment advisory subsidiaries, participated in a brokered private placement financing under which the Corporation issued 17,500,000 Common Shares at a price of $1.00 per share for gross proceeds of $17,500,000. Through its subsidiary, BlackRock, Inc. subscribed for 2,000,000 Common Shares issued under the private placement.

In June 2010, BlackRock, Inc., again through one of its investment subsidiaries, participated in a brokered private placement financing under which the Corporation issued 5,000,000 Common Shares at a price of $1.00 per share for gross proceeds of $5,000,000. Through its subsidiary, BlackRock, Inc., subscribed for all of the 5,000,000 Common Shares issued under the private placement.

Certain of the directors and/or officers of the Corporation are also directors and/or officers of other natural resource companies. See “Conflicts of Interests,” above. Consequently, there exists the possibility for such directors and/or officers to be a position of conflict. Any decision made by any of such directors and/or officers of the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, at meetings of the Board of the Corporation, any director with an interest in a matter being considered will declare such interest and refrain from voting on such matter.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the Corporation’s registrar and transfer agent. The register of the transfers of the Common Shares of the Corporation is located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. Computershare Trust Company N.A. is the U.S. Co-Transfer Agent and Co-Registrar for the Corporation, and is located in Golden, Colorado.

MATERIAL CONTRACTS

On July 24, 2012, the Corporation executed a Share Purchase Agreement to acquire Pathfinder Mines Corporation. The transaction calls for the purchase of all issued and outstanding shares of Pathfinder Mines Corporation from COGEMA Resources, Inc., an AREVA Mining affiliate, for US$13,250,000. See discussion above under the heading “General Development of Business- Corporate Transactions and Financing Developments.”

The Corporation entered into an agency agreement dated February 23, 2012 (the “Agency Agreement”) with Dundee Securities Ltd. and ROTH Capital Partners, LLC. See discussion above under the heading “General Development of the Business – Corporate and Financing Developments.”

There were no other contracts entered into by the Corporation for the fiscal year ending December 31, 2012, or still in effect in the last fiscal year, which were material and entered into outside the ordinary course of business, or in the ordinary course of business under the criteria set out in National Instrument 51-102 – Continuous Disclosure Obligations.

INTERESTS OF EXPERTS

As of February 27, 2013, John K. Cooper, Project Geologist of Ur-Energy USA Inc., and the co-author of the Corporation’s technical report under NI 43-101 in respect of the Lost Creek Property: Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming (April 30, 2012), is an employee of a wholly-owned subsidiary of the Corporation, and owns 5,566 Common Shares of the Corporation. Mr. Cooper is also eligible to, and does, from time to time, receive grants under the Corporation’s Stock Option Plan and RSU Plan; he holds both options and RSUs currently.

As of February 27, 2013, Catherine L. Bull, Project Engineer of Ur-Energy USA Inc., and the co-author of the Corporation’s technical report under NI 43-101in respect of the Lost Creek Property: Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming (April 30, 2012), is an employee of a wholly-owned subsidiary of the Corporation, and owns 4,031 Common Shares of the Corporation. Mrs. Bull is also eligible to, and does, from time to time, receive grants under the Corporation’s Stock Option Plan and RSU Plan; she holds both options and RSUs currently.

As of February 27, 2013, C. Stewart Wallis, P.Geo, of Sundance Geological Ltd. and the author of the Corporation’s technical report under NI 43-101 in respect of the Technical Report on the Lost Soldier Project, Wyoming (July 2006), does not own beneficially, directly or indirectly, or exercise any control over, any of the outstanding Common Shares of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and filed with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Upon request to the Corporate Secretary of the Corporation at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 or at the Corporation’s registered office, 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5, the Corporation will provide any person with a copy of:

(a)	this annual information form;

(b)	the management proxy circular prepared by the Corporation in connection with its annual and special meeting of shareholders held on May 10, 2012;

(c)	any of the Corporation’s unaudited interim reports to shareholders issued after December 31, 2012; and

(d)	any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Corporation or any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Corporation without charge and by any other person upon payment of a reasonable charge.

Additional information including directors and executive officers remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, where applicable, will be contained in the management proxy circular prepared by the Corporation in connection with its annual and special meeting of shareholders expected to be held on April 25, 2013. Additional financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012.

SCHEDULE “A”

Ur-Energy Inc.

Amended and Restated

 Audit Committee Charter

As Amended

December 7, 2012

TABLE OF CONTENTS

1.	PURPOSE		1
2.	AUTHORITY		1
3.	COMPOSITION		2
4.	MEETINGS		2
5.	RESPONSIBILITIES		2
	A.	Financial Statements	2
	B.	Internal Control	3
	C.	Internal Audit	3
	D.	Independent Audit	4
	E.	Compliance	5
	F.	Reporting Responsibilities	5
	G.	Other Responsibilities	5

-ii-

1. PURPOSE

The purpose of the Audit Committee of Ur-Energy Inc. (the “Corporation”) is to assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities for (1) the integrity of the Corporation’s accounting and financial reporting processes, (2) the Corporation’s compliance with legal and regulatory requirements, (3) the independence and qualifications of the Corporation’s independent auditors, and (4) the performance of the Corporation’s internal audit function and independent auditors.

2. AUTHORITY

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

•	Recommend to the Board and to the shareholders the nomination of the independent auditors and the compensation of the independent auditors, subject to shareholder approval.

•	Oversee the work of the independent auditors employed by the Corporation to conduct the annual audit and quarterly reviews. The independent auditors will report directly to the Audit Committee.

•	Evaluate the independence of and take appropriate action to oversee the independence of the independent auditors.

•	Resolve any disagreements between management and the independent auditors regarding financial reporting.

•	Pre-approve all auditing and permitted non-audit services performed by the Corporation’s independent auditors, subject to and in accordance with applicable Canadian and US securities laws, including Section 10A(i)(1) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and establish procedures for the pre-approval of such services.

•	Seek any information the Audit Committee requires from employees, all of whom are directed to cooperate with the Audit Committee’s requests, or external parties.

•	Meet with Corporation officers, independent auditors, or outside counsel, as necessary.

•	Retain such outside counsel, including independent counsel, experts or other advisors as the Audit Committee may deem appropriate in its sole discretion along with approval of related fees and retention terms, at the expense of the Corporation, which shall provide adequate funding for such purposes. The Corporation shall also provide the Audit Committee with adequate funding for the ordinary administrative expenses of the Audit Committee.

•	The Audit Committee may delegate authority to subcommittees, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Audit Committee at its next scheduled meeting.

3. COMPOSITION

The Audit Committee will consist of at least three members of the Board. The Board will appoint Audit Committee members and the Chair of the Audit Committee. In selecting the members and chair, the Board takes into consideration those directors who bring background, skills and experience relevant to financial statement review and analysis.

Subject to the exemptions set forth therein, each Audit Committee member will be both independent and financially literate as set forth under applicable stock exchange rules, National Instrument 52-110 Audit Committees and Rule 10A-3 under the Exchange Act.

At least one member of the Audit Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

4. MEETINGS

The Audit Committee will meet at least once in each calendar quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone- or video-conference. A quorum of the Audit Committee is a majority of its members. The Audit Committee will invite members of management, the independent auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with independent auditors. It will also meet periodically in executive session. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

5. RESPONSIBILITIES

The Audit Committee will carry out the following responsibilities:

A.	Financial Statements

•	Review significant accounting and reporting issues and understand their impact on the financial statements. These issues may include:

o	Complex or unusual transactions and highly judgmental areas;

o	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles; or

o	The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

•	Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements

•	Review with management and the independent auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management.

•	Discuss the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	Review disclosures made by chief executive officer and chief financial officer during the annual and quarterly certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation’s internal controls.

•	Discuss earnings press releases (particularly use of “pro forma,” or “adjusted” non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made). The Audit Committee does not need to discuss each release in advance.

B.	Internal Control

•	Consider and evaluate the effectiveness of the Corporation’s internal control system, including information technology security and control.

•	Understand the scope of internal and independent auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

C.	Internal Audit

•	Review with management and the chief financial officer, the plans, activities, staffing, and organizational structure of the internal audit function.

•	Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the chief financial officer.

•	Review the effectiveness of the internal audit function.

•	On a regular basis, meet separately with the chief financial officer to discuss any matters that the Audit Committee or internal audit believes should be discussed privately.

D.	Independent Audit

•	Review the independent auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit.

•	Review the performance of the independent auditors, and recommend approval on the appointment or discharge of the independent auditors to the Board and to the shareholders. In performing this review, the Audit Committee will:

o	At least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the independent auditor’s independence) all relationships between the independent auditor and the Corporation, including in accordance with Independence Standards Board Standard 1;

o	Take into account the opinions of management and internal audit;

o	Review and evaluate the lead partner of the independent auditor; and

o	Present its conclusions with respect to the independent auditor to the Board.

•	Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

•	Present its conclusions with respect to the independent auditor to the Board.

•	Set clear hiring policies for employees or former employees of the independent auditors.

•	On a regular basis, meet separately with the independent auditors to discuss any matters that the Audit Committee or independent auditors believe should be discussed privately.

E.	Compliance

•	Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of noncompliance.

•	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters.

•	Review the findings of any examinations by regulatory agencies, and any internal or independent auditor observations.

•	Review and approve in advance any proposed “related person” transactions that the Corporation is required to disclose in any reports the Corporation is required to file.

F.	Reporting Responsibilities

•	Regularly report to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s independent auditors, and the performance of the internal audit function.

•	Provide an open avenue of communication between internal audit, the independent auditors, and the Board.

•	Report annually to the shareholders, describing the Audit Committee’s composition, responsibilities and how they were discharged, and any other information required by applicable stock exchange rules or securities laws, including approval of non-audit services.

•	Review the Annual Information Form and report thereon to the Board.

•	Prepare the Audit Committee’s annual report for the Corporation’s management proxy circular.

•	Review any other reports the Corporation issues that relate to Audit Committee responsibilities.

G.	Other Responsibilities

•	Discuss with management the Corporation’s major policies with respect to risk assessment and risk management.

•	Perform other activities related to this Audit Committee charter as requested by the Board.

•	Institute and oversee special investigations as needed.

•	Review and assess the adequacy of the Audit Committee charter annually, requesting board of director approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

•	Confirm annually that all responsibilities outlined in this Audit Committee charter have been carried out.

•	Evaluate the Audit Committee’s and individual members’ performance at least annually.